UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

WAVECOM S.A.

(Name of Subject Company)

WAVECOM S.A.

(Name of Person(s) Filing Statement)

Shares, nominal value €1.00 each

American Depositary Shares, evidenced by

American Depositary Receipts, each representing one Share

(Title of Class of Securities)

943531103

(CUSIP Number of Class of Securities)

Ronald D. Black

Chief Executive Officer

Wavecom S.A.

3, esplanade du Foncet

92442 Issy-Les-Moulineaux Cedex, France

Tel: +33 1 46 29 08 00

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Linda Hesse	Daniel Mitz
Renaud Bonnet	Stephen Gillette
Jones Day	Jones Day
120 rue du Faubourg Saint-Honoré	1755 Embarcadero Road
75008 Paris, France	Palo Alto, CA 94303
Tel : +33 1 56 59 39 39	Tel : (650) 739 – 3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Schedule 14D-9 amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2008 (as amended by Amendment No. 1 thereto, the “Statement”) by Wavecom S.A. (the “Company”), a French société anonyme. The Statement relates to the tender offer made by Gemalto S.A. (the “Purchaser”), a French société anonyme and a subsidiary of Gemalto N.V. (together with its subsidiaries, “Gemalto”), disclosed in a Tender Offer Statement on Schedule TO originally filed on October 28, 2008 (as may be amended or supplemented from time to time, the “Schedule TO”), to purchase (i) Shares, including Shares issued upon the conversion of the OCEANEs, or the exercise of warrants, founder’s share warrants or stock options of the Company at a price of 7.00 euros per Share, that are held by holders who are located in the United States, (ii) ADSs held by holders wherever located, at a price equal to the U.S. dollar equivalent of 7.00 euros per Share, and (iii) OCEANEs held by holders who are located in the United States at a price of 31.30 euros plus unpaid accrued interest per OCEANE, in each case, net to the seller in cash (U.S. dollars in the case of the ADSs tendered and euros in the case of Shares or OCEANEs tendered) without interest and net of any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s U.S. Offer to Purchase, dated October 28, 2008 (the “U.S. Offer to Purchase”) and in the related U.S. Letter of Transmittal (which, together with the U.S. Offer to Purchase and any amendments or supplements thereto, collectively constitute the “U.S. Offer”).

Except as otherwise indicated, the information set forth in the Statement remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3(a)(ii) is hereby amended and restated to read as follows:

(a) Non equity compensation

ii. Chief Executive Officer.

The Company and Ronald Black, the Company’s Chief Executive Officer, are party to a service agreement, dated July 22, 2004, as amended in 2006. In addition, the terms of Dr. Black’s compensation were further modified in 2008 as explained in more detail below.

Pursuant to his service agreement, Dr. Black shall be entitled to participate in all employee benefit plans of the Company including, but not limited to pension, profit sharing, medical coverage, education, or other retirement or welfare benefits that the Company has adopted or may adopt, maintain or contribute to for the benefit of its senior executives at a level commensurate with their position subject to satisfying the applicable eligibility requirements.

Dr. Black does not receive director’s fees. For the calendar year ended December 31, 2008, Dr. Black’s fixed base compensation rate is 421,500 euros and, pursuant to a resolution of the Company’s Board of Directors on June 17, 2008, he could receive up to 401,000 euros as a performance bonus. For the calendar year ended December 31, 2007, Dr. Black’s fixed base compensation was 421,500 euros and Dr. Black received a bonus of 281,000 euros. Dr. Black also receives benefits in kind due to his expatriation, including housing and indemnities covering his children’s school tuition.

The Company’s Board of Directors also decided on June 17, 2008, that a special bonus equal to Dr. Black’s annual fixed and variable salary for one year will be triggered upon the acquisition of the Company or a change of control through a tender offer at a price which represents a premium of greater than 40% of the trading price on the date of the filing of the offer. A successful completion of the Offer would result in payment of the bonus.

In the event of a negotiated merger, acquisition of the Company, or hostile takeover bid on the shares of the Company that results in Dr. Black being terminated within six months following this event and if Dr. Black is not offered an opportunity to perform functions of an equivalent level, the Company has undertaken to pay Dr. Black a severance payment (except in case of gross or wrongful misconduct). The gross amount of this severance payment is equal to three times his annual fixed salary (approximately 1,264,500 euros based on Dr. Black’s annual fixed salary for the calendar year ended December 31, 2008), including the severance payment provided by law and any applicable collective bargaining agreements. Because the severance payment was approved by the Board of Directors before the French “TEPA” law was adopted, it must be revised before February 22, 2009 to conform with the law’s requirements, which, among other things, requires that severance payments be subject to performance conditions determined by the Company’s Board of Directors, approved by the shareholders and disclosed publicly.

Item 3(b) is hereby amended by deleting the table set forth under the first paragraph under Item 3(b) and replacing it with the following:

The following table indicates the number of BCEs, BSAs, stock options, free shares and ordinary shares held as of September 30, 2008 by the members of the Board of Directors and Executive Officers.

	BCEs, BSAs, stock options and free shares granted but not exercised at September 30, 2008
	BCEs		BSAs		Stock options		Free shares
	Number	Weighted Average Exercise Price (€)	Number	Weighted Average Exercise Price (€)	Number	Weighted Average Exercise Price (€)	Number	Ordinary shares at September 30, 2008
Holders
Aram Hékimian (1)	0	—	0	—	0	—	0	1,800,381
Michel Alard (1)	0	—	0	—	0	—	0	1,538,533
Ronald Black*	302,700	5.39	0	—	255,844	6.40	77,650	78,173
Olivier Beaujard	5,000	4.19	0	—	23,530	58.88	0	0
Chantal Bourgeat	15,000	4.19	0	—	25,000	10.27	0	0
Andres Franzen	0	—	0	—	50,000	10.62	0	0
Didier Dutronc	0	—	0	—	51,500	8.16	0	2,500
Bernard Gilly** (1)	0	—	33,334	12	0	—	0	2,000
Philippe Guillemette	20,000	4.19	0	—	72,750	27.64	35,000	0
Stephen Imbler** (1)	0	—	40,000	11.43	0	—	0	10,000
Stefan Lindvall	0	—	0	—	20,000	10.62	0	0
Anthony Maher** (1)	0	—	36,667	11.87	0	—	0	100
Etienne Menut	5,000	4.19	0	—	31,000	10.04	0	5
Yann Merceron	0	—	0	—	2,000	39.18	0	0
Pierre Piver	0	—	0	—	41,000	7.60	0	0
Pierre Teyssier	15,000	4.19	0	—	36,000	18.45	0	0
Emmanuel Walckenaer	0	—	0	—	25,000	6.64	0	0

* The stock options attributed to Dr. Ronald Black are subject to conditions and to a special exercise calendar according to which, in the event of a negotiated merger, acquisition of the Company, or hostile takeover bid on the shares of the Company, that results in Dr. Ronald Black being terminated within six months following the operation or if Dr. Black is not offered an opportunity to perform functions of an equivalent level, he would have the right to exercise his options that would have become eligible for exercise two years following the date of such operation, provided that he uses this right within 90 days following his termination. The stock options of which the exercise could thus be accelerated were attributed on May 17, 2006 and can be exercised for 10.62 euros.

** Holds BSAs which contain an acceleration clause in the event of a change of control.

(1) Director

Item 4.	The Solicitation or Recommendation.

Item 4 is hereby amended and restated in its entirety to read as follows:

(a) Recommendation of the Board.

        At a special meeting held on October 29, 2008, the Board of Directors, having deliberated, in accordance with article 231-19 of the General Regulations of the AMF, determined unanimously that the financial terms of the Offer are manifestly insufficient. The Board of Directors underlined that the Offer was not solicited and that the Board of Directors considers it to be hostile, particularly in light of the confidentiality agreement which the Company and Gemalto N.V. signed on June 28, 2008 after discussions between them started in April 2008 regarding a potential strategic transaction, and under which Gemalto N.V. undertook to refrain from any transactions in the Company’s securities for a period of 18 months.

Based on the foregoing, and for the reasons discussed below among others, the Board of Directors determined unanimously at its October 29, 2008 meeting that the Offer is not in the best interest of the Company, its shareholders and employees and therefore recommends that the Company’s security holders not tender their Company securities into the Offer. The Board of Directors confirmed its recommendation at its meeting on November 5, 2008.

The Board of Directors requested that the M&A sub-committee, presided over by Anthony Maher, independent director, and its Chief Executive Officer, Ronald Black, study different opportunities which may represent a greater industrial and financial compatibility with the interests of the Company, its shareholders and employees and to undertake a review of all alternatives (including strategic transactions and corporate defenses typically explored in the case of unsolicited offers), which they could present to the Board of Directors. Moreover, Merrill Lynch Capital Markets (France) SAS has been retained in the context of these unsolicited Offers to assist the Company in exploring all such alternatives. The M&A sub-committee has undertaken and is continuing this work although no decision has yet been made to pursue any particular corporate action or strategic solution.

The Board of Directors also determined that the Company’s treasury shares would not be tendered to the Offer, and granted to Ronald D. Black, Chief Executive Officer of the Company, the powers to finalize and sign the reply document or any other regulatory filing in connection with or related to the Offers. In addition, the directors indicated unanimously their intention not to tender any securities held of record or beneficially owned by them in the Offer.

If you have tendered your Shares, OCEANEs or ADSs, you can withdraw them. For assistance in withdrawing your Shares, OCEANEs or ADSs, you can contact your broker or our information agent, The Bank of New York - Mellon, at the address, phone number and email address below.

Dan De Weever

BNY Mellon Shareholder Services

480 Washington Blvd.

Jersey City, NJ 07310

Tel: 201-680-3227

dan.deweever@bnymellon.com

(b) Background of the Recommendation.

Mr. Arno Goboyan, Director, Global Investment Banking HSBC, contacted Dr. Ronald Black, the Company’s Chief Executive Officer, by phone in order to present to him the merits of a potential strategic transaction between the Company and Gemalto. On April 21, 2008, Dr. Ronald Black met with Mr. Arno Goboyan to continue the discussion that began with Mr. Goboyan’s phone call.

Mr. Arno Goboyan and Mr. Claude Rieffel headed the group which advised, as lead manager and bookrunner, the Company in the issuance of its OCEANEs in July 2007, pursuant to the engagement letter between HSBC and the Company signed on July 3, 2007. Considering the relationship of trust that was established then between HSBC and the Company, Mr. Goboyan continued to have regular contacts with the Company, questioning the Company in particular at the beginning of 2008 on its outlook with respect to several key financial indicators as well as on the results of a proposed shareholder search (“TPI”) in the context of discussions with a potential partner. The Company had then come to the conclusion that HSBC was still providing the Company with its assistance, although no engagement letter had been signed between the Company and HSBC.

On June 28, 2008, a meeting was organized, at the initiative of HSBC, between representatives of the Company and Gemalto in order for the Company representatives to give a presentation on the Company’s business and market, the Company’s key public financial metrics and the business of Anyware Technologies. Dr. Ronald Black, Mrs. Chantal Bourgeat, Chief Financial Officer of the Company, Mr. Philippe Guillemette, Chief Technical Officer of the Company, and Mr. Emmanuel Walckenaer, Chief Executive Officer of Anyware Technologies, a subsidiary of the Company, attended this meeting on behalf of the Company. From Gemalto, Mr. Martin McCourt, EVP, M&A and Strategy, Mr. Franck Duraz, Controller, Strategy, M&A and Ventures, Mr. Jean-François Schreiber, Senior Vice President, Telecommunications and Mr. Morgan Daumas, Corporate Strategy and M&A analyst attended this meeting on behalf of Gemalto. The parties then discussed the potential for a merger or other strategic transaction between Gemalto and the Company.

No confidential exchanges took place at this meeting, the representatives of the Company having specified that they would not grant access to the Company’s confidential information and its activities before receiving an indicative offer and before the approval of the offer by the Company’s Board of Directors. However, prior to the meeting, on June 28, 2008, the Company and Gemalto N.V. did sign a confidentiality agreement.

Pursuant to such confidentiality agreement, Gemalto N.V. agreed:

(i) during a period of three years, to abstain from divulging the existence of the discussions between the two parties, unless it is in the context of a transaction approved by the Company:

“Neither Party nor its Representatives will disclose to any person the fact that discussions or negotiations are taking place (or have taken place) between the Parties regarding a possible Transaction or any of the terms, conditions or other facts relating thereto. For the avoidance of doubt, nothing herein shall prohibit any public disclosures as required by law or regulations to effect a Transaction approved by Wavecom, such as disclosure made in any prospectus or public documents”); and

(ii) during a period of 18 months, i.e. until the end of 2009, to abstain from acquiring any of the Company’s shares without the Company’s authorization, unless in the event of a higher bid, in particular due to the laws and regulations applicable to privileged information:

“Company [Gemalto N.V.] understands and agrees that since Wavecom is a listed company (both on the Nasdaq and Paris Eurolist stock exchange) and Company may have access to material non public information (information that a reasonable person would consider important in deciding whether to buy, hold or sell Wavecom securities, and information whose public disclosure would likely affect the market price of Wavecom securities), Company must comply with French and U.S. securities laws, that provide that certain use of insider information, communication of insider information and/or manipulation of the market price will constitute a criminal offence.

Therefore, Company shall abstain from buying, selling or trading any Wavecom equity or debt securities until the end of an 18-month period commencing on the Effective Date, except with the prior consent of Wavecom or as part of the consummation of a bona fide tender offer made pursuant to applicable laws and regulations following a tender offer (offre publique) on the shares of Wavecom initiated by a third party.

As a result of its interpretation of the terms of the confidentiality agreement, the Company was convinced that any strategic combination of the Company and Gemalto would remain subject to the agreement of both parties.

During the period from June 29, 2008 to July 16, 2008, periodic discussions continued between representatives of Gemalto and the Company.

On July 17, 2008, Mr. Olivier Piou, Gemalto’s Chief Executive Officer, and Dr. Ronald Black met at Mr. Piou’s request in order to get to know each other and discuss the possibility of a merger or other strategic transaction between Gemalto and the Company.

During the third quarter of 2008, at Gemalto’s request, several contacts took place between Mr. Arno Goboyan, Dr. Ronald Black, Mr. Anthony Maher, a director of the Company and Mr. Aram Hékimian, co-founder and a director of the Company, in order to discuss the possibility of a merger or strategic transaction between Gemalto and the Company, and to organize a meeting of the Company’s representatives with Gemalto’s Board of Directors.

On September 11, 2008, Mr. Olivier Piou and Mr. Philippe Vallée, Executive Vice President, Telecom of Gemalto, and Mr. Aram Hékimian met in order to get to know each other. At the beginning of this meeting, Mr. Aram Hékimian signed a confidentiality undertaking with substantially the same commitments as the confidentiality agreement signed by Gemalto and the Company on June 28, 2008.

On September 17, 2008, Mr. Olivier Piou and Mr. Christophe Pagezy, Executive Vice President, Corporate Projects of Gemalto and Mr. Arno Goboyan met with Dr. Ronald Black, Mr. Anthony Maher, Mr. Aram Hékimian and Mr. Michel Alard, Chairman of the Board of Directors and a co-founder of the Company, at a dinner during which the parties discussed the strategic rationale and structure of a possible merger or other strategic transaction between Gemalto and the Company.

Over the course of this dinner, it became obvious to the Company’s representatives that the two parties had very different opinions on the terms of a strategic combination between the Company and Gemalto, in particular with respect to price.

To the knowledge of the Company, no confidential information was exchanged with Gemalto during the course of the exchanges that occurred between the management of the two companies.

On October 6, 2008, the Company was surprised and confused to learn of the hostile tender offer initiated by Gemalto for the Shares, ADSs and OCEANEs of the Company, presented by HSBC.

On October 9, 2008, the Board of Directors met and after due and careful consideration of Gemalto’s unsolicited offer to take control of the Company, reached the conclusion that Gemalto’s hostile offer is not in the best interests of the Company, its shareholders and employees.

At a meeting on October 29, 2008, the Board of Directors requested that the M&A sub-committee, presided over by Mr. Anthony Maher, an independent director of the Company, and Dr. Ronald Black, undertake a review of all alternatives (including strategic transactions and corporate defenses typically explored in the case of unsolicited offers) which may represent a greater industrial and financial compatability with the interests of the Company, its shareholders and employees and to undertake a review of potential strategic alternatives which they could present to the Board of Directors.

(c) Reasons for the Recommendation

Supplementary assessment by the Board of Directors of Gemalto’s Offer

The Board of Directors believes that:

•	The timing of Gemalto’s Offer is highly opportunistic and disadvantages the Company’s stakeholders;

•	The Offer price does not take into account the strength of the Company’s core business;

•

The Offer price does not reflect the strategic benefit to Gemalto of acquiring the Company’s promising technology initiatives - its unique embedded inSIM® technology and its Anyware Technologies services offerings;

•	The hostile nature of the Offer could jeopardize the efficiency of the Company’s technical team and endanger the future of the Company’s innovations;

•	The Gemalto Offer significantly undervalues the Company based on several widely accepted valuation methodologies;

•

After taking into account the Company’s cash and marketable securities, Gemalto’s effective purchase price would be 3.7 euros per share. After taking into account, in addition, all of the Company’s tax assets and tax loss carryforwards, Gemalto’s effective purchase price would be further reduced by a maximum amount of 2.0 euros per share (assuming the theoretical ability to use all such assets and carryforwards in 2008),reducing the effective purchase price to a minimum of 1.8 euros per share.

1.	The timing of Gemalto’s Offer is highly opportunistic and disadvantages the Company’s stakeholders

1.1.	The Company’s current share price is severely impacted by the global financial markets turmoil

As a result of the turmoil in the financial markets, most global stocks have dropped significantly over the last few months. This decline accelerated in the month before Gemalto launched its Offer, and has continued to do so, fuelled by funding concerns and macro news as credit markets ground to a standstill.

Smaller companies such as the Company have suffered disproportionately on the downside in terms of share price performance, as investors prefer larger and more visible stocks in such an environment. As an illustration of this “flight to size”, the CAC Small 90 index, of which the Company is a constituent, has decreased by 44% over the 12 months preceding the Offer, while the CAC Mid and Small 190 decreased by 32% and the CAC 40 by 30%.

As at October 3, 2008
	CAC 40	CAC Mid and Small 190	CAC Small 90	Wavecom
Last 2 Years	(22.4%)	(20.3%)	(32.2%)	(62.5%)
Last 12 Months	(29.7%)	(32.4%)	(44.1%)	(76.4%)
Last 6 Months	(16.7%)	(18.9%)	(24.2%)	(47.2%)
Last 3 Months	(4.3%)	(8.9%)	(12.8%)	(24.7%)
Last Month	(5.2%)	(13.5%)	(14.2%)	(14.1%)

Source: Factset

It is clear that Gemalto’s hostile Offer comes at the worst possible time for the Company’s share price and that its opportunistic timing severely disadvantages the Company’s shareholders.

1.2.	The vagueness of Gemalto’s strategic plans for the Company demonstrates the ill-considered and opportunistic nature of the Offer

The Company believes that the description of the “Strategy and industrial policy” is vague and incomplete. In addition, Gemalto provided only limited details regarding its expected synergies from the combination.

It is telling that no detailed discussions between the two management teams have occurred on integration issues, potential synergies from a combination of the two companies, or strategic evolution due to the combination.

In addition, Gemalto’s Offer document omits any discussion of its industrial plans and strategies regarding the automotive segment, despite the very significant portion of the Company’s business that it represents (approximately 40% of sales). The automotive business is very unique, requiring specific certifications, reliability commitments, technology, customer service, software, and manufacturing. None of these issues were addressed in Gemalto’s Offer document.

This is evidence that Gemalto rushed its Offer in order to take advantage of market conditions and that, as a result, its strategic analysis, as well as the assessment of the Company’s value and its Offer price, has suffered.

2.	The Offer price does not take into account the strength of the Company’s core business

The global mobile telecommunications market is currently at a crossroads, with personal (hand-set) mobile telecommunications growth slowing (or even decreasing) and machine to machine (M2M) mobile telecommunications emerging as the growth engine for the industry:

•	The hand-set industry is at a turning point and “analysts are now estimating mobile sales could fall by up to 27% in 2009”[1].

•

Current market penetration in M2M is extremely low (currently less than 1% out of approximately 10 billion machines connected2) and an increase in penetration is therefore expected to fuel future growth (27% CAGR in volumes over the 2006-2013 period3)

The Company has built significant R&D expertise and strong technical know-how over the last fifteen years, as demonstrated by its extensive product and patent portfolio. It is now among the technological leaders in the growing M2M sector, and its products are well recognized for their innovative advanced features, reliability, and ability to be customized with software. The Company has a track record of innovations: the Company provided the first automotive dedicated wireless module in 1999, the first M2M operating system software in 2002, the first connectorless module for industrial applications in 2002, the first real-time operating system for wireless modules in 2005 and the first wireless micro-processor for industrial applications in 2006. More recently, in March 2008, PSA, a leading European automotive company, gave a significant award for innovation for inSIM®, which improves reliability and robustness of cellular technology in automotive applications by integrating the SIM functionality directly into the cellular module.

Thanks to its strong position in the M2M market overall and its technological leadership, its core business offers promising opportunities that have the potential to generate significant revenues in the near future.

For instance, the Company has a strong pipeline in the automotive industry, and has won significant contracts with key auto suppliers in Europe and in Japan. In addition, the Company has recently launched several new innovative products, building a strong basis for future business. Examples include the Q52 Omni, the first device to offer cellular, satellite and GPS track and trace solution, the world’s first ATEX approved (suitable for usage in explosive atmosphere environments) GSM/GPRS wireless processor, new 3G GSM and CDMA solutions for wireless alarm, automotive and tracking applications, and a new software suite named OpenAT® 2.0 with security plug-in features. These products have all been well received by the Company’s customers.

Overall, the Company currently has a strong and promising projects pipeline, including 289 current main projects4, 291 projects in design in5/wins6 and 280 identified new business opportunities7.

The Company holds a strong market share in the M2M business, has developed solid relationships with both mobile network operators and end markets. Moreover its innovative products are highly recognized in the M2M industry. The Company has therefore all the key elements in place and is well positioned to benefit from the growing M2M market.

Through the proposed acquisition Gemalto could benefit from new positioning in the value chain with unrivalled access to end market customers in M2M. Access to these customers would be very challenging for Gemalto to develop on its own given its historical focus on mobile network operators. Gemalto’s Offer price, does not attribute sufficient value to the strength of the Company’s core business.

[1]	Financial Times - October 27, 2008
[2]	Source: Beecham research
[3]	Source: ABI (Q3 2008)
[4]	Current main projects: customers’ projects which are in production either in the ramp-up stage or in volume production
[5]	Design in: samples have been delivered to the customer, products are under evaluation by the client
[6]	Design win: customer has chosen the technology supplier (Wavecom) and has started to develop its own application
[7]	New business opportunity: opportunity which has been identified and qualified

3.	The Offer price does not reflect the strategic benefit to Gemalto of acquiring the Company’s promising technology initiatives - its unique embedded inSIM® technology and its Anyware Technologies services offerings

Historically, Gemalto has derived a significant portion of its revenue from the sale of SIM cards. The SIM card industry is experiencing a rapid commoditization trend on the back of fierce competition from both cheap Chinese SIM card producers and global semiconductor players who control future technologies such as NFC (Near Field Communications) and payment8. In fact, the volume growth rate of the SIM industry has been declining from over 30% per year to less than 17% per year, and Gemalto’s share has declined substantially from approximately 56% prior to the merger of Gemplus and Axalto, to 36% today9. As a result, Gemalto, which seems more heavily exposed to the SIM business than some of its competitors, would benefit from a solution to shore up its position in the SIM industry and provide a new sales channel to replace traditional SIM revenue if it continues to decline.

The M2M market is of great strategic interest to Gemalto. Gemalto faces a key obstacle to participation in the M2M market, however, because SIM cards, the products Gemalto and others make, are one of the least reliable components in M2M applications10. Unlike consumer applications, such as mobile phones, where SIM cards perform well, M2M applications like automotive and metering have much more aggressive environments where temperature, humidity, and vibration can cause SIM cards to fail.

The Company’s inSIM® technology provides a solution to the SIM card failures that can occur in M2M applications. The Company has been instrumental in leading the industry to define, develop, and deploy embedded SIM technology, branded inSIM®, where the SIM processor chip is soldered directly into a Wavecom (or other company) cellular module or other subsystem in the M2M application. With an embedded SIM processor, the SIM function is more robust than a conventional SIM card. inSIM® technology also has other advantages over more standard SIM technology, such as simplified logistics flows and improved security (as the SIM is directly placed into the module).

As demonstrated by the recent announcement by the Company, Oberthur Card Systems, and the Brazilian operator Vivo regarding collaboration on inSIM®, the Company is now engaged with Gemalto’s competitors in a number of business opportunities. In fact, Brazil’s new law requiring cellular modules to be placed in all cars, buses, trucks, motor bikes, and containers makes Brazil one of the most important M2M regional markets in the world.

Anyware Technologies, a subsidiary of the Company, develops and sells advanced end-to-end software solutions that optimize enterprise processes involving wireless communication. Anyware solutions allow customers to develop wireless products that connect equipment seamlessly to their IT infrastructures. In other words, Anyware Technologies makes M2M application development easy. In addition, Anyware solutions can be sold on a subscription basis and therefore generate recurring sales. Given that the marginal cost of adding subscribers is extremely low, such solutions have the potential to generate high profitability and recurring cash flow. These solutions are complementary to Gemalto’s current service platform, but tailored for the M2M market.

Through sales of inSIM® and Anyware Technologies products, the Company is building preferential partnerships directly with mobile telecommunication operators (the traditional end customers in Gemalto’s core business), as well as with corporate end users. The Company believes that because mobile operators can now purchase semiconductors and assemblies, including SIM cards, directly from the Company, they no longer need to purchase directly from SIM card manufacturers such as Gemalto. This market dynamic has the potential, according to the Company, to effectively disintermediate classic SIM card producers by straining their relationships with traditional customers and weakening their positions in the value chain.

[8]	Source : Gartner, “Chip Cards and Chip Card Semiconductors, Worldwide, 2007” April 30, 2008
[9]	Source : Frost & Sullivan “World GSM Smart Card Markets” January 8, 2004; Gartner “ Market Trends: Chip Cards and Chip Card Semiconductors, Worldwide, 2007” April 30, 2008
[10]	Source : ABI Research “Cellular M2M Markets Market Opportunities and Trends for Embedded Modules” 2008

Acquiring the Company and its inSIM® and Anyware Technologies would enable Gemalto to:

•	Address the problem of SIM card failure in M2M applications;

•	Solidify its relationships with its traditional mobile operator customers by selling integrated SIM modules directly to them; and

•	Gain immediate access to the Company’s installed base of end user enterprise customers, with whom Gemalto has had limited experience.

The Company believes that these strategic benefits are of unique value to Gemalto, and that Gemalto has failed to reflect this value in its Offer price.

4.	The hostile nature of the Offer could jeopardize the efficiency of the Company’s technical team and endanger the future of the Company’s innovations

Contrary to public statements by Gemalto, its Offer is unsolicited and hostile. Hostile transactions carry a high degree of risk in knowledge-based industries such as technology. The success of a strategic combination between two groups in a knowledge-based industry is primarily based on the ability to bring together technical teams to complete innovative projects and bring them to market in an efficient and coordinated way. The value of the Company resides in its employees and in particular, its management and highly recognised R&D employees. Such employees are more likely to support a friendly transaction than a hostile Offer, as engineers and managers may fear that a hostile transaction could lead to potential integration problems and a disconnection of technological visions and objectives.

5.	The Gemalto Offer significantly undervalues the Company based on several widely accepted valuation methodologies

5.1	Methodology and key assumptions

Prospective financial information for the Company for the 2008-2010 period is based on a consensus (average) of forecasts from the following selected equity research analysts: Exane, Natixis Securities, and Fortis Bank. Only brokers that issued a research note after the Company published its third quarter 2008 results have been selected, i.e. taking into account the Company’s most recent results and the difficult business environment. For that reason, research notes by CA Cheuvreux, Jefferies and Gilbert Dupont have not been included in the analysis, given that they have not updated their projections since the third quarter 2008 results announcement.

Because the Company does not provide financial guidance, all prospective financial information used below is based on figures from securities analysts. The reports of securities analysts are the only source of the Company financial data available to Gemalto. While the Company does not endorse any analyst projections, including those discussed below, it is providing this analysis to demonstrate that Gemalto has mispriced its Offer based on the information available to it.

The number of shares used in the following section stands at 15,477,978 on a diluted basis (i.e. the total number of shares outstanding at September 30, 2008 of 15,820,442, including 152,673 free shares which vested in May 2008, minus the treasury shares as at September 30, 2008, plus the total number of shares resulting from the exercise of exercisable stock options, warrants, and founders’ warrants as at September 30, 2008, that are in the money under the terms of the current Gemalto Offer and 154,900 non vested free shares as at September 30, 2008). Treasury shares are excluded from the total number of shares and are assumed to be cancelled (most common treatment of treasury shares for valuation purposes), and the value of such shares is therefore not added in the equity to enterprise value adjustments.

Number of shares outstanding as at September 30, 2008	15,820,442

Treasury shares as at June 30, 2008	(391,649)
Shares bought back since June 30, 2008	(700,212)
Treasury shares as at September 30, 2008	(1,091,861)

Exercisable in-the-money stock options, warrants and founder’s warrants plus non vested free shares as at September 30, 2008(1)	749,397
Diluted number of shares as at September 30, 2008	15,477,978

Source: Wavecom.

(1) Dilutive instruments are taken into account assuming that exercisable stock options, warrants and founder’s warrants as at September 30, 2008, that are in the money under the terms of the current Gemalto Offer, are exercised.

The total adjustments between the Company’s equity and enterprise value as of September 30, 2008 amounted to (46.3) million euros. These included short term and long term debt, cash, marketable securities and cash equivalent items. The OCEANE bonds (excluding accrued interests) have been accounted for at par value (80.5 million euros), in line with the revised Gemalto Offer communicated on October 16, 2008. This also includes cash proceeds resulting from the exercise of exercisable stock options, warrants and founder’s warrants as at September 30, 2008 that are in the money under the terms of the current Gemalto Offer.

Total Enterprise Value to Equity Value Adjustments (€m)

Long-term portion of capitalized lease obligations	0.2
Current portion of capitalized lease obligations	0.3
Long-term portion of convertible bonds	80.5
Short-term portion of convertible bonds	1.1

Cash and cash equivalents	(3.4)
Marketable securities	(122.2)

Cash proceeds from exercice of exercisable in-the-money stock options, warrants and founders’ warrants(1)	(2.8)
Total Adjustments as at September 30, 2008	(46.3)

Source: Wavecom, as at September 30, 2008

(1) Dilutive instruments are taken into account assuming that exercisable stock options, warrants and founder’s warrants as at September 30, 2008, that are in the money under the terms of the current Gemalto Offer, are exercised.

5.2	Gemalto’s Offer is at a discount to the Company’s 12-month average share price

Given the financial market crisis and the fact that smaller capitalization stocks have suffered more than others, the use of long-term share price averages is more relevant as they neutralise such exogenous factors. As an example, the week ending on October 3, 2008, i.e. the reference date of the Gemalto Offer saw the rescue plan of Fortis and the rejection and then approval of the TARP Plan by the US House of Representatives, sending volatility to historical highs.

As at October 3, 2008, the Gemalto Offer price represents a premium compared to the one-month, three-month and six-month volume weighted average share prices (respectively +59.5%, +50.2%, +26.7%). However it represents a 22% discount compared to the 12-month volume weighted average share price and only a 1.8% premium compared to the nine-month volume weighted average share price.

Since September 15, 2008, the date of Lehman Brothers’ bankruptcy, financial markets have seen unprecedented volatility. As a secondary analysis, the Company’s stock price on September 12, 2008, prior to Lehman Brothers’ bankruptcy, shows that the Gemalto Offer represents an even greater implied discount on the basis of the nine-month and 12-month volume weighted average share price of Wavecom (respectively -3.1% and -27.6%) and lower premia on the basis of the one-month, three-month and six-month volume weighted average share price of Wavecom (respectively +47.9%, +42.1% and +19.4%).

Criteria (before filing of the Offer, as at October 3, 2008)	Share Price (€)	Premium Offered (%)
Last share price before filing of the Offer	4.08	71.6%
1-month volume weighted average price	4.39	59.5%
3-month volume weighted average price	4.66	50.2%
6-month volume weighted average price	5.52	26.7%
9-month volume weighted average price	6.88	1.8%
12-month volume weighted average price	8.99	(22.1%)
Premia are presented below as a secondary analysis:
Criteria (before Lehman Brothers’ bankruptcy, as at September 12, 2008)	Share Price (€)	Premium Offered (%)
Last share price before Lehman Brothers’ bankruptcy	4.54	54.2%
1-month volume weighted average price	4.73	47.9%
3-month volume weighted average price	4.93	42.1%
6-month volume weighted average price	5.86	19.4%
9-month volume weighted average price	7.23	(3.1%)
12-month volume weighted average price	9.67	(27.6%)

Source : Factset

5.3	Gemalto’s Offer is at a discount to the Company’s valuation based on a trading comparables analysis

Given that no public company is perfectly comparable to the Company, a more diversified set of comparables has been included in the analysis, either because the companies operate under similar business models or because the companies depend on similar market dynamics. A comprehensive set of comparable companies has been identified including Avocent, Digi International, Novatel Wireless, Option, RF Micro Devices, Sierra Wireless, Skyworks Solutions and Telit Communications, which all present some comparability in terms of size, business model, technology or end market. Given the Company’s estimated profitability levels, commonly used EBITDA and EBIT multiples cannot be used as a basis for analysis. Therefore, a less complete analysis based only on EV/Sales multiples (i.e. Enterprise Value to Sales multiples) was performed.

On the basis of market share in the M2M market, the only company that is comparable to the Company is Telit11. However, the Company believes that the differences between Telit and itself in terms of size, market share and profitability require that a broader universe of companies be included in the analysis. The Company therefore identified companies with similar business models and technology, namely, wireless module vendors and, more precisely, Option, Sierra Wireless and Novatel. Although these companies all provide similar products, they mainly sell to the telecommunications operator end market. Selling to telecom operators implies a concentrated customer base (only a few operators exist worldwide) and a specific spending cycle. This group of comparables (Telit, Option, Sierra Wireless and Novatel) is the “Tier 1” group.

Companies that sell to the enterprise market (like the Company), which is a more fragmented market with numerous customers, have also been added to the group of comparables. Avocent and Digi address the enterprise market: Digi has a product offering similar to the Company’s and Avocent is more of an infrastructure solution provider, similar to the Company’s strategic growth areas (e.g. Anyware Technologies). Like the Company, they both sell software and wireless services, with a greater focus on a solutions-based approach.

Lastly, Skyworks and RFMD were also included since they are both wireless cellular component players offering both semiconductors and modules. The Company, however, excludes CSR and Conexant from the comparables set as these companies focus on Bluetooth and wireline technologies, while Skyworks and RFMD focus on the same diversified wireless technologies as the Company (e.g. GSM, GPRS, EDGE, etc.). This group of comparables (Avocent, Digi, RFMD and Skyworks) is the “Tier 2” group.

M2M Market Share 2007 (Source: Gartner)

[11]

Cinterion is not listed (owned by a consortium of financial investors including Granville Baird), while other M2M players are actually divisions of listed companies, and not fully comparable with Wavecom based on a pure M2M market definition.

	Business Description	LFY Sales	Geographical Split	2008/09 EBITDA Margin	% of M2M Sales	Business Units Split	Similarities to Water
Avocent	Designs, manufactures, licenses, and sells software and hardware products and technologies that provide connectivity and centralized management of IT infrastructure	€439m	USA (52%) International (48%)	23.7% / 24.2%	Not available; estimated to be insignificant	Management Systems (77)% LANDesk (19)% Other (4)%	■ Focused on connectivity ■ Enterprise focus ■ Increasingly solution based
Digi Int.	Develops products (embedded and non-embedded) and technologies to connect and securely manage local or remote electronic devices over the network or via the web	€131m	US (65%) Europe (25%) Asia Pacific (8%) Other (2%)	13.4% / n/a	Not available	Single reporting segment

■ Wireless technology company

■ Network connectivity

■ Provides embedded modules and wireless connectivity products for various wireless protocols

■ Similar end markets services

■ Increasingly solution based

Novatel Wireless	Provider of wireless broadband access solutions for the global mobile communications market	€314m	USA (75%) Europe (23%) Australasia (8%)	8.0% / 10.4%	Not available; estimated to be insignificant	Single reporting segment	■ Develops modules targeted at the mobile computing market ■ Wireless broadband access solutions ■ Develops 3G based products
Option	Designs, develops, and manufactures devices that provide high-quality wireless access to the Internet	€302m	Europe (87%) International (13%)	5.1% / 7.4%	Not available; estimated to be insignificant	External Devices (90%) Embedded modules (10%)	■ Develops embedded and non embedded wireless modules ■ Addresses the wireless communications market ■ Various wireless protocols
RF Micro Devices	Designs and manufactures radio frequency components and system solutions for mobile communications	€676m	Asia (67%) Europe (19%) US (11%) Other (4%)	7.5% / 12.4%	Not available; estimated to be insignificant	Single reporting segment	■ Wireless technology and RF components supplier ■ Develops components for cellular communication ■ Provides connectivity for mobile devices
Sierra Wireless	Provides leading edge wireless wide area modem solutions for the mobile computing, rugged mobile and M2M markets	€322m	Americas (69%) Asia-Pacific (19%) EMEA (12%)	10.8% / 9.8%	6% Mobile & M2M	AirCards (72%) Embedded Modules (21%) Mobile & M2M (6%) Other (1%)	■ Develops embedded and non embedded wireless modules ■ Addresses the wireless communications market ■ Various wireless protocols
Skyworks Solutions	Designs, manufactures, and markets a broad range of high performance analog and mixed signal semiconductors that enable wireless connectivity for wireless handsets	€558m	Asia Pacific (84%) Americas (11%) EMEA (5%)	16.8% /18.2%	Not available; estimated to be insignificant	Single reporting segment	■ Develops components to enable cellular connectivity ■ Various mobile platforms
Telit	Develops, manufactures and markets GSM/GPRS, UMTS/HSDPA and CDMA/ EVDO communication modules for M2M applications	€52m	EMEA (71%) Asia Pacific (26%) Americas (3%)	5.3% / 10.4%	100% M2M	Single reporting segment	■ Wireless technology company ■ Develops and manufactures communication modules for M2M applications ■ Direct competitor in Europe
Wavecom	Develops, markets, and sells M2M wireless platforms that can be embedded into virtually any machine or device. Offers a range of GSM/GPRS, CDMA, EDGE and 3G Wireless platforms.	€202m	EMEA (48%), Americas (35%), Asia Pacific (17%)	(2.8%) / (1.1)%	100% M2M	Single reporting segment	■ Specialist of M2M market ■ Wireless technology company ■ Develops and manufactures communication modules for M2M applications

Source: Companies public information and websites, Factset, Annually averaged exchange rates, SEC filings

Applying the estimated 2008/2009 EV/Sales multiples methodology to the “Tier 1” group of comparables, the valuation range is 5.9 euros to 6.3 euros per share (the Gemalto Offer representing a 19.3% and 10.5% premium, respectively). Applying the same methodology to the “Tier 2” group of comparables, the valuation range is 14.8 euros to 14.9 euros per share (the Gemalto Offer representing a 52.8% and 53.1% discount, respectively). Applying the same methodology to the whole set of comparables, the Gemalto Offer represents a discount of 33.8% and 28.2% to the Company’s implied standalone valuation of 10.6 euros and 9.7 euros per share, respectively.

Moreover, while the Gemalto Offer is at a significant discount to the implied trading comparables valuation applied to the whole set of comparables, it does not even take into account any control premium, which should be paid to the Company shareholders in a transaction such as the one Gemalto is proposing.

	Price 1-month	Market Value	Enterprise Value	EV / Sales		Sales Growth	EBITDA Growth	EBITDA Margin
	Average	(EURm)	(EURm)	2008E	2009E	2007-09	2007-09	2008E

Tier 1
Sierra Wireless	$10.4	238	96	0.23x	0.21x	18.9%	7.6%	16.9%
Telit Communications	€0.6	25	45	0.80x	0.60x	20.2%	n.m.	n.a.
Novatel Wireless	$6.2	143	52	0.20x	0.19x	(5.4%)	(21.2%)	(38.6%)
Option	€2.8	117	86	0.32x	0.28x	1.4%	1.3%	9.7%

Mean - Tier 1				0.39x	0.32x	8.8%	(4.1%)	(4.0%)

Tier 2
RF Micro Devices	$3.2	599	904	1.24x	1.17x	4.9%	28.7%	n.a.
Avocent	$20.8	678	687	1.44x	1.35x	8.3%	28.4%	63.1%
Skyworks Solutions	$8.4	1,021	1,022	1.61x	1.47x	11.7%	23.9%	40.7%
Digi International	$11.0	209	162	1.16x	n.a.	n.a.	n.m.	n.a.

Mean - Tier 2				1.36x	1.33x	8.3%	27.0%	51.9%

Mean - All Tiers				0.87x	0.75x	8.6%	11.5%	18.4%

Wavecom	€4.3	67	21	0.15x	0.15x	(17.0%)	n.a.	n.a.

Wavecom Brokers’ Consensus Sales (€m)				134.4	139.2

Tier 1 - Implied Enterprise Value (€m)				51.8	44.5
Tier 1 - Implied Wavecom Share Value (€)				6.3	5.9
Premium (Discount) of Offer Price				10.5%	19.3%

Tier 2 - Implied Enterprise Value (€m)				183.2	184.7
Tier 2 - Implied Wavecom Share Value (€)				14.8	14.9
Premium (Discount) of Offer Price)				(52.8%)	(53.1%)

All Tiers - Implied Enterprise Value (€m)				117.5	104.6
All Tiers - Implied Wavecom Share Value (€)				10.6	9.7
Premium (Discount) of Offer Price				(33.8%)	(28.2%)

Source Company Reports, Factset, Brokers’ Reports, as at October 3, 2008

5.4	Based on precedent transactions, Gemalto’s Offer grossly undervalues the Company

The analysis of the multiples paid in completed comparable transactions involving the acquisition of control in the M2M telecom equipment sector over the last three years demonstrates the undervaluation of Gemalto’s Offer.

Given the lack of public information available, commonly used EBITDA and EBIT multiples cannot be used as a basis for analysis. Therefore, a less complete analysis based only on TV/Sales multiples (i.e. Transaction Value to last twelve months sales multiples) was performed.

When looking at the M2M market shares, it is clear that the Siemens Wireless Modules division transaction is by far the most comparable to the Company on any measure: business model, size and market share. Although the Company seems strategically better positioned with outsourced manufacturing, a stronger IP portfolio and a superior Asian sales force, the Siemens transaction would be the most comparable transaction.

Gemalto’s Offer stands at a discount of between 22.7% and 36.8% of the Company’s implied valuation range of 9.1 euros to 11.1 euros per share, based on the multiples paid in the Siemens Wireless Modules transaction only12.

When looking at the broader criterion of recent transactions in the M2M sector, three other recent completed comparable transactions have been selected:

•	the acquisition of Siemens Wireless Modules by a consortium of investors in March 2008

•	the acquisition of Ezurio by Laird Technologies in February 2008

•	the acquisition of the M2M division of Bellwave by Telit in May 2008

•	the acquisition of the M2M division of Sony Ericsson by the Company in March 2006

[12]	Source : estimates of the transaction value from Mergermarket: “an undisclosed consideration estimated to be in the range of EUR 150 to 200m”

On the basis of this larger set of comparable transactions, Gemalto’s Offer stands at a discount of 49.8% to the Company’s implied valuation of approximately 14.0 euros per share, based on multiples paid in previous comparable transactions.

Date Announced	Acquiror	Target	Transaction Value (€m)	EV / Sales LTM(1)	Target Description	Transaction Description

04-Mar-08	Consortium	Siemens Wireless Modules(2)	150.0 - 200.0	0.64x - 0.86x	Global leader in cellular M2M communication with broadest product portfolio	T-Mobile Venture Fund’s purchase of Siemens Wireless Modules business as part of a LBO

11-Feb-08	Laird Technologies	Ezurio	16.8	3.05x	Leading supplier of 802.11 embedded RF modules and M2M solutions for wireless apps	Laird acquired Ezurio Limited, a privately held business, in a cash transaction

30-May-06	Telit Communications	Bellwave M2M	6.3	0.39x	M2M division of South Korean wireless communications developer Bellwave; ca. 50% M2M South Korea market share at time of acquisition	Telit initially acquired 75% of the Bellwave M2M division for cash and later increased to 90% stake

20-Mar-06	Wavecom	Sony Ericsson M2M	30.0	0.45x	M2M division that specializes in automotive and industrial wireless solutions	Acquisition of certain assets of Sony Ericsson M2M Communications Business Unit for cash
Mean				1.16x

Wavecom LTM Sales (30-Sep-08)				146.4

Implied Wavecom Share Value (€)				14.0

Discount of Offer Price				(49.8%)

Sources: Companies public information, Wavecom, press releases, Factiva, foreign exchange rates at the date of announcement

(1)	Last 12 months, i.e. the latest four financial quarters before the Offer
(2)	Based on the mid-point of the estimated transaction value (Source: Mergermarket “an undisclosed consideration estimated to be in the range of EUR 150 to 200m”)

5.5	The premium offered by Gemalto on the basis of a depressed share price is much lower than those paid in precedent hostile transactions occurring in more favorable stock market environments

Because it is unsolicited, Gemalto’s Offer must also be benchmarked against other hostile transactions in France. Compared to premia observed in the most significant unsolicited public offers completed in France over the past six years, the implied premium of Gemalto’s Offer is 17 points below the premium observed on a 3-month volume weighted average share price basis and 38 points below on a 6-month volume weighted average share price basis.

Only the premia of the last bid in each case are taken into account for this comparison, such premia corresponding to the offer having been accepted by the target company.

France - Hostile Takeover Bids						Premia Analysis (Last Bid)

Date	Acquiror	Target	Market Cap. (€bn)	Type	Target Country	1 Month VWAP	3 Months VWAP	6 Months VWAP

04-Jul-06	Mittal Steel	Arcelor	c. 17.0	Cash/Stock	France	79.0%	81.2%	91.1%

07-May-04	Sanofi	Aventis	c. 43.0	Cash/Stock	France	31.4%	35.6%	36.2%

26-Nov-03	GE Real Estate	Sophia	c. 1.2	Cash	France	24.3%	27.9%	32.0%

02-Oct-03	Alcan	Pechiney	c. 2.6	Cash	France	63.9%	81.1%	83.9%

08-Feb-02	Groupe Partouche	Européenne de Casinos	c. 0.2	Cash	France	64.0%	73.8%	60.2%

04-Feb-02	Saica + Mondi	La Rochette	c. 0.2	Cash	France	96.8%	99.1%	75.8%

		Mean				59.9%	66.4%	63.2%

		Gemalto Offer				57.5%	49.5%	25.5%

		Difference				(2.4%)	(16.9%)	(37.7%)

Source: AMF filings, hostile offers completed on French targets since February 2002

Note: Premia calculated are based on primary offer terms

VWAP: Volume Weighted Average Price

Moreover, the share price performance of the selected targets during the six months preceding the announcement of the hostile offer showed an average increase of 3%, while the Company’s stock lost 47% during the six months preceding the announcement of Gemalto’s Offer on the back of exceptionally weak and volatile financial market conditions.

On the basis of the 6-month VWAP prior to Gemalto’s Offer, and based on premia observed in precedent French hostile transactions (using the premia observed in the final bids in each case), the Company would be valued at 9.0 euros per share.

5.6	The Groupe OPEN unsolicited offer on Sylis is a relevant recent precedent where the offer was raised to a premium higher than what Gemalto is offering

The recent French unsolicited public tender offer by Groupe OPEN for Sylis, first initiated on July 7, 2008 and improved on August 28, 2008, although not perfectly comparable given Sylis’capital structure (three shareholders holding together 55% share capital and 66% voting rights of the company, and therefore required to tender their shares for the offer to be successful), has several interesting points of resemblance with the Gemalto Offer for the Company.

•	Both Groupe OPEN and Sylis operate in the IT services sector, while both the Company and Gemalto operate in the mobile communications sector

•	The Groupe OPEN offer was timed in the summer of 2008, when IT services shares were not in favour with the market and had declined significantly

•	The offer was unsolicited after preliminary discussions between the two parties

•	The primary offer was in cash, targeting all shares with a success threshold set at 50%

•	The strategic rationale of the acquisition was based on enhancing the target’s growth potential

The offer and subsequent improved offer by Groupe OPEN for Sylis shows that a strategic transaction during a period of financial market crisis, such as occurred during the summer 2008, should carry a significant premium, (36.9% premium on the 12-month average share price for the Groupe OPEN/Sylis, compared with the implied volume weighted discount of 22.1% of the Gemalto Offer in the same period) in order to warrant support from all shareholders. The Company’s shareholders deserve an offer recognizing the full strategic value of the Company and, therefore, an offer price significantly higher than currently proposed.

On August 28, 2008, Groupe OPEN effectively raised its offer from 4.25 euros to 4.60 euros per Sylis share, thus implying an increased premium over the latest Sylis share price before announcement of the offer (2.25 euros on July 7, 2008) from 88.9% to 104.4% (spot price), from 50.2% to 62.5% (six-month average), and from 26.5% to 36.9% (12-month average).

5.7	It is highly unusual to perform a Discounted Cash Flow (“DCF”) valuation without having access to a business plan

Wavecom does not prepare comprehensive financial forecasts as required to perform a relevant DCF valuation analysis. Neither Gemalto nor its advisors have therefore had access to such critical information. Accordingly, the Company believes that the DCF analysis performed by Gemalto lacks any reasonable basis and is therefore meaningless and inadequate.

6.	After taking into account the Company’s cash and marketable securities, Gemalto’s effective purchase price would be 3.7 euros per share. After taking into account, in addition, all of the Company’s tax assets and tax loss carryforwards, Gemalto’s effective purchase price would be further reduced by a maximum amount of 2.0 euros per share (assuming the theoretical ability to use all such assets and carryforwards in 2008), reducing the effective purchase price to a minimum of 1.8 euros per share.

In order to calculate the effective purchase price for Gemalto, which is not a valuation methodology and is provided for illustration purposes only, the Company believes that it is critical to take into consideration the following tax assets of the Company:

•	income tax receivable due to carry back of past net operating losses of 9,617,000 euros as at September 30, 2008;

•	research tax credit estimated at 2,677,091 euros as at September 30, 2008; and

•	tax savings impact of up to 20,210,260 euros (not discounted) from total operating losses carryforwards estimated at 64,740,435 euros as at September 30, 2008.

Given that the Company does not provide guidance to the market, the Company cannot disclose an estimation of a discounted amount of the tax savings related to the tax loss carry forwards, which would require providing guidance on next years taxable income. However, the net operating loss carry forwards all expire beyond 2013, implying a relatively high likelihood of use, depending obviously however, on the Company’s and Gemalto’s future performance and other circumstances.

In its valuation, Gemalto does take into account the tax loss carry forwards, applying a 25% discount, but does not include the income tax receivable related to the carry back nor the research tax credit for a total amount estimated at 12,294,091 euros.

Based on the current Gemalto Offer value of 196.5 million euros (7.00 euros per share and 31.31 euros per OCEANE, including accrued and unpaid interest) and deducting the cash available of 134.6 million euros (after payment of the interest due on the OCEANEs for 2008 and cash proceeds from the exercise of dilutive instruments and theoretical contribution of treasury shares to the Offer), Gemalto effective purchase price would amount to 3.7 euros per share.

The Company believes, however, that the impact of its tax assets should be included in an effective purchase price calculation, because the Company and its shareholders would benefit from these tax assets in the future, on the basis of a timetable that is somewhat uncertain. After deducting all of the Company’s tax assets and tax loss carryforwards, Gemalto’s effective purchase price would be further reduced by 2.0 euros per share, which is the maximum amount assuming full use of all such assets and carryforwards in 2008, i.e. a maximum non discounted amount of 32.5 million euros and thus reducing the effective purchase price to a minimum of 1.8 euros per share.

Share Offer		Excl. Tax assets	Incl. Tax Assets Max assumption
Price per share (€)	A	7.00	7.00

Number of existing shares		15,820,442	15,820,442
Number of Exercisable Stock Options + Warrants + Founder’s Warrants		749,397	749,397
Diluted Number of Shares as of 30-Sep-08	B	16,569,839	16,569,839

Cash Outflow - Share Offer (€m)	C = A * B	116.0	116.0

OCEANE Offer
Price per OCEANE (€)		31.30	31.30

Number of OCEANE	D	2,571,884	2,571,884
Nominal (€m)		80.50	80.50
Interest rate		1.75%	1.75%

Estimated Settlement Date		5-Jan-09	5-Jan-09
Date of Next Coupon		1-Jan-09	1-Jan-09

Accrued interests per share (€)		0.01	0.01
Price per OCEANE - incl. accrued interests (€)	E	31.31	31.31

Cash Outflow - OCEANE Offer (€m)	F = D * E	80.5	80.5

Effective Purchase Price Calculation
Cash Outflow - Total (€m)	G = C + F	196.5	196.5

Cash & Cash Equivalents (€m)		(3.4)	(3.4)
Marketable securities (€m)		(122.2)	(122.2)
Cash Proceeds from exercise of dilutive instruments (€m)		(2.8)	(2.8)
Cash Proceeds from tendering Treasury Shares(1)		(7.6)	(7.6)
OCEANE Next Coupon to be paid on 01-Jan-09 (€m)		1.4	1.4
Adjusted Cash Available (€m)	H	(134.6)	(134.6)

Income tax receivable (carry back estimated as at 30-Sep-08) (€m)			(9.6)
Research tax credit (estimated as at 30-Sep-08) (€m)			(2.7)
Total max tax savings from Net Operating Loss Carry Forwards (estimated as at 30-Sep-08) (€m)			(20.2)
Total tax assets up to (€m)	I	—	(32.5)

Gemalto Effective Purchase Price (€m)	J = G + H + I	61.9	29.4
Gemalto Effective Purchase Price Per Share (€)	K = J / B	3.74	1.78

Source: AMF filings and company estimates

(1)	Cash proceeds from tendering treasury shares excluding potential tax savings arising from the theoretical capital loss

Summary

Gemalto’s Offer is at a significant discount to the value of the Company based on the valuation criteria normally used in these kinds of transactions.

Criterion	Valuation (€ per share)	Offered Premium /(Discount)

Last share price before filing of the Offer (October 3, 2008)	4.1	71.6%

1-month VWA price as at October 3, 2008	4.4	59.5%

3-month VWA price as at October 3, 2008	4.7	50.2%

6-month VWA price as at October 3, 2008	5.5	26.7%

9-month VWA price as at October 3, 2008	6.9	1.8%

12-month VWA price as at October 3, 2008	9.0	(22.1%)

Trading comparables as at October 3, 2008	9.7 10.6	(28.2%) (33.8%)

“Tier 1” trading comparables	5.9 6.3	10.5% 19.3%

“Tier 2” trading comparables	14.8 14.9	(52.8%) (53.1%)

Transaction comparables	14.0	(49.8%)

Siemens Wireless Modules transaction	9.1 11.1	(22.7%) (36.8%)

Premia are presented below as a secondary analysis:

Last share price before Lehman Brothers’ bankruptcy (September 12, 2008)	4.5	54.2%

1-month VWA price as at September 12, 2008	4.7	47.9%

3-month VWA price as at September 12, 2008	4.9	42.1%

6-month VWA price as at September 12, 2008	5.9	19.4%

9-month VWA price as at September 12, 2008	7.2	(3.1%)

12-month VWA price as at September 12, 2008	9.7	(27.6%)

Source: Factset, AMF, SEC, companies’ public information, Factiva

VWA stands for Volume Weighted Average

(d) Intent to Tender.

To the knowledge of the Company after reasonable inquiry, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intend to tender any Shares and/or ADSs held of record or beneficially owned by them into the Offer. These executive officers, directors, affiliates or subsidiaries own 3,431,692 Shares, representing 21.7% of the share capital and 23.3% of the voting rights of the Company existing at September 30, 2008. To the Company’s knowledge, no members of the Board of Directors, executive officers, affiliates or subsidiaries of the Company hold or beneficially own any OCEANEs.

Item 6.	Interest in Securities of the Subject Company.

Item 6 is hereby amended by adding thereto the following information at the end of the fourth paragraph of Item 6.

Mr. Alard intends to make such sales, if any, on the market in the same manner as the other sales reported in the table above. Mr. Alard does not intend to tender any Shares into the Offer.

Item 9.	Exhibits.

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description
99(a)(11)(A)	English translation of the Company’s Amended and Restated Reply Document (Note d’Information en Réponse) as filed with the Autorité des marches financiers (the “AMF”) on November 13, 2008 and released on November 14, 2008
99(a)(15)	English translation of the Company’s Legal, Financial and Accounting Information Document (Autres Informations) as filed with the AMF on November 13, 2008 and released on November 14, 2008

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2008

Wavecom S.A.

BY:	/S/ RONALD D. BLACK
NAME:	RONALD D. BLACK

TITLE:	Chief Executive Officer